Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 September 29, 2009

$ Quarterly Review Notes due October 12, 2010 Linked to Copper Medium-Term Notes, Series A

General

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The Notes are designed for investors who seek early exit prior to maturity at a premium if the settlement price of copper is at or above the applicable call level on any of the four quarterly review dates. If the Notes are not called, investors are protected at maturity against up to a 15% decline of the reference asset on the final review date but will lose some or all of their principal if the reference asset declines by more than 15%. Investors in the Notes should be willing to accept this risk of loss and be willing to forgo interest in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is January 4, 2010.

•	Senior unsecured obligations of Barclays Bank PLC maturing October 12, 2010[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about October 2, 2009[2] (the “pricing date”) and are expected to issue on or about October 9, 2009[2] (the “settlement date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement. For reference purposes only, the Bloomberg ticker symbol for the reference asset is “LOCADY <Comdty>”.

Automatic Call:	On any review date, if the settlement price of the reference asset is greater than or equal to the applicable call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium.

Call Levels:	First review date: Second review date: Third review date: Final review date:	100% of the initial level 100% of the initial level 100% of the initial level 100% of the initial level

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•        at least 6.275%* x $1,000 if called on the first review date

•        at least 12.550%* x $1,000 if called on the second review date

•        at least 18.825%* x $1,000 if called on the third review date

•        at least 25.100%* x $1,000 if called on the final review date

*  The actual percentage applicable to the first, second, third and final review dates will be determined on the pricing date but will not be less than 6.275%, 12.550%, 18.825% and 25.100%, respectively.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 15% decline of the reference asset. If the final price has declined by up to 15% from the initial price, you will receive the principal amount of your Notes at maturity. If the final price declines by more than 15%, you will be fully exposed to any decline in the reference asset, and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

Assuming the Notes are not called, you will lose some or all of your investment at maturity if the Reference Asset Return reflects a decline of more than 15%.

Buffer Percentage:	15%

Reference Asset Return:	The performance of the reference asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	[—], the settlement price of the reference asset on the pricing date.

Final Price:	The settlement price of the reference asset on the final review date.

Review Dates:	January 4, 2010[1] (first review date), April 6, 2010[1] (second review date), July 2, 2010[1] (third review date) and October 4, 2010[1] (final review date)

Maturity Date:	October 12, 2010[1]

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JXY4/US06739JXY45

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

[2]

Expected. In the event we make any change to the expected pricing date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement, the cover page of the information supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[3]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[3]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital Inc., 200 Park Avenue—Attn: US InvSol Support, New York, NY 10166.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the reference asset as shown under the column “Copper Appreciation/Depreciation at Review Date.” The following table assumes a hypothetical initial price of $5,896.00/tonne, which results in a call level of $5,896.00/tonne for each of the review dates. The table assumes that the percentages used to calculate the call price applicable to the first, second, third and final review dates are 6.275%, 12.550%, 18.825% and 25.100%, respectively, regardless of the appreciation of the reference asset, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Settlement Price at Review Date (USD/tonne)	Copper Appreciation/ Depreciation at Review Date	Total Return at First Review Date	Total Return at Second Review Date	Total Return at Third Review Date	Total Return at Final Review Date
10,612.80	80.00%	6.275%	12.550%	18.825%	25.100%
10,023.20	70.00%	6.275%	12.550%	18.825%	25.100%
9,433.60	60.00%	6.275%	12.550%	18.825%	25.100%
8,844.00	50.00%	6.275%	12.550%	18.825%	25.100%
8,254.40	40.00%	6.275%	12.550%	18.825%	25.100%
7,664.80	30.00%	6.275%	12.550%	18.825%	25.100%
7,075.20	20.00%	6.275%	12.550%	18.825%	25.100%
6,485.60	10.00%	6.275%	12.550%	18.825%	25.100%
6,190.80	5.00%	6.275%	12.550%	18.825%	25.100%
5,896.00	0.00%	6.275%	12.550%	18.825%	25.100%
5,778.08	-2.00%	N/A	N/A	N/A	0.00%
5,601.20	-5.00%	N/A	N/A	N/A	0.00%
5,306.40	-10.00%	N/A	N/A	N/A	0.00%
5,011.60	-15.00%	N/A	N/A	N/A	0.00%
4,716.80	-20.00%	N/A	N/A	N/A	-20.00%
4,127.20	-30.00%	N/A	N/A	N/A	-30.00%
3,537.60	-40.00%	N/A	N/A	N/A	-40.00%
2,948.00	-50.00%	N/A	N/A	N/A	-50.00%
2,358.40	-60.00%	N/A	N/A	N/A	-60.00%
1,768.80	-70.00%	N/A	N/A	N/A	-70.00%
1,179.20	-80.00%	N/A	N/A	N/A	-80.00%
589.60	-90.00%	N/A	N/A	N/A	-90.00%
0.00	-100.00%	N/A	N/A	N/A	-100.00%

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The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the reference asset increases from the initial price of $5,896.00/tonne to a settlement price of $6,190.80/tonne on the first review date.

Because the settlement price on the first review date of $6,190.80/tonne is greater than the call level of $5,896.00/tonne, the Notes are automatically called, and the investor receives a single payment of $1,062.75 per $1,000 principal amount Note.

Example 2: The price of the reference asset decreases from the initial price of $5,896.00/tonne to a settlement price of $5,778.08/tonne on the first review date, $5,601.20/tonne on the second review date, $5,483.28/tonne on the third review date and $5,306.40/tonne on the final review date.

Because the settlement prices on each of the review dates are less than the corresponding call level of $5,896.00/tonne and the final price has not declined by more than 15% from the initial price, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The price of the reference asset decreases from the initial price of $5,896.00/tonne to a settlement price of $5,778.08/tonne on the first review date, $5,601.20/tonne on the second review date, $5,483.28/tonne on the third review date and $4,716.80/tonne on the final review date.

Because the settlement prices on each of the review dates are less than the corresponding call level of $5,896.00/tonne and the final price is more than 15% below the initial price, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note:

$1,000 + [$1,000 × -20%] = $800

Selected Purchase Considerations

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Appreciation Potential—If the settlement price of the reference asset is greater than or equal to the applicable call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) at least 6.275%* x $1,000 if called on the first review date; (ii) at least 12.550%* x $1,000 if called on the second review date; (iii) at least 18.825%* x $1,000 if called on the third review date; or (iv) at least 25.100%* x $1,000 if called on the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

*	The actual percentage applicable to the first, second, third and final review dates will be determined on the pricing date but will not be less than 6.275%, 12.550%, 18.825% and 25.100%, respectively.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over one year, the Notes will be called before maturity if the settlement price of the reference asset is at or above the applicable call level on a review date, and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

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Limited Protection Against Loss—If the Notes are not called and the final price declines by no more than 15% as compared to the initial price, you will be entitled to receive the full principal amount of your Notes at maturity. If the final price declines by more than 15% from the initial price, you will be fully exposed to declines in the reference asset, and you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset Return is below zero.

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Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale, call or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year. If your Notes are called on the first, second or third review date, such gain or loss would be short-term capital gain or loss because your holding period in the Notes on that date would not exceed one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that your holding period in respect of your Notes should end on the final review date even though you will not receive any amounts in respect of your Notes prior to the call or maturity of the Notes, as applicable. In such case, you may be treated as having a holding period in respect of your Notes that is less than one year even if you receive cash upon the call or maturity of your Notes at a time that is more than one year after you acquired your Notes. It is also possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

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Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final price declines by more than 15% compared to the initial price, you will be fully exposed to declines in the reference asset and will lose 1% of your principal amount for every 1% decline in the final price compared to the initial price.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in the price of the reference asset, which may be significant. Because the settlement price of the reference asset at various times during the term of the Notes could be higher than on the review dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the reference asset.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be

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willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until call or maturity and whether all or part of the gain you may recognize upon sale, call or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the settlement price of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events especially those affecting the price of the reference asset; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the reference asset based on the daily settlement price from January 7, 2002 through September 28, 2009. The settlement price of the reference asset on September 28, 2009 was $5,896.00/tonne.

We obtained the settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the reference asset should not be taken as an indication of future performance, and no assurance can be given as to the settlement price of the reference asset on any of the review dates. We cannot give you assurance that the performance of the reference asset will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this free writing prospectus, which is the 5th business day following the expected pricing date (this settlement cycle being referred to as “T+5”). See “Plan of Distribution” in the prospectus supplement.

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